August 17, 2005
BY FACSIMILE AND FEDERAL EXPRESS
Gregory S. Belliston
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Fidelity National Title Group, Inc.
Amendment No. 1 to Registration Statement No. 333-126402 on
Form S-1 filed August 17, 2005
Dear Mr. Belliston:
     This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter of July 29, 2005 to Raymond R. Quirk, Chief Executive Officer of Fidelity National Title Group, Inc. (the “Company” or “FNT”), with respect to the above-referenced registration statement (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on its behalf.
     This letter is being filed concurrently with Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response directly below each comment. All page references are to pages of the blacklined version of Amendment No. 1, which is marked to show changes from the original Registration Statement filed on July 6, 2005 and includes the Prospectus as revised.

Gregory S. Belliston
August 17, 2005

     In connection with the Company’s response, we are submitting the following materials:
1.	Five revised, clean courtesy copies of Amendment No. 1; and

2.	Five blacklined courtesy copies of Amendment No. 1, marked to show changes from the initial Registration Statement filed on July 6, 2005.
Letters to FNF Shareholders and FNT Shareholders
1.	Please state in the FNT letter and better highlight, using boldface or larger type, that the receipt of FNT shares is a taxable event.

The letter to stockholders of Fidelity National Financial, Inc. (“FNF”) and the letter to stockholders of FNT have been amended to reflect the Staff’s comment.
Prospectus Cover Page
2.	In the cover letters and the Summary, where you state that the Class A stockholders will have 17.5% of the common stock, please also disclose, as you disclose on page 10, that FNF will hold 97.9% of the voting power because of the Class B common stock’s ten-to-one voting preference.

The letters to FNF and FNT stockholders and the Summary in the Registration Statement have been amended to reflect the Staff’s comment in Amendment No. 1.
Prospectus Summary, page 1
3.	The “Company Overview,” “Competitive Strengths,” “Strategy,” and “Company History” discussions in the Summary are repeated almost verbatim on pages 37 — 39 in the Business section of your document. Please revise to provide a shorter summary of the information that is contained in the Business section, rather than repeating entire paragraphs of your document in the Summary.

The Registration Statement has been amended to reflect the Staff’s comment on pages 1 through 3 of Amendment No. 1.

4.	Your summary does not present a balanced view of your business. Currently, your summary is a detailed discussion of only the positive aspects of your business and strategy. Please revise the summary to present a balanced picture. The balancing disclosure you provide should be no less prominent than your positive disclosure and should appear under appropriate headings. Also, since you discuss your strengths and strategy, the balancing disclosure in each of those subsections should discuss the difficulties you face and the obstacles you will need to overcome to accomplish your strategy objectives. Among other things, you should discuss the fact that A.M. Best downgraded your financial strength rating.

Gregory S. Belliston
August 17, 2005

The Registration Statement has been amended to reflect the Staff’s comment on page 3 of Amendment No. 1.
Risk Factors, page 7
5.	Do state laws regulate the price of your policies? If so, please include a risk factor addressing this issue.

The Registration Statement has been amended to reflect the Staff’s comment on page 8 of Amendment No. 1.

6.	Your first two risk factors allude to risks that may affect your business, operating results, and financial condition, without fully describing those risks. For example, your first risk factor discusses interest rates, general and specific economic conditions, and seasonality. Your second risk factor mentions prevailing economic, regulatory, competitive and other conditions in California. Either expand these two risk factors to more completely and specifically describe the mentioned risks or create separate risk factors to adequately and completely describe all of the material risks.

The Registration Statement has been amended to reflect the Staff’s comment on page 7 of Amendment No. 1.
Our subsidiaries engage in insurance-related businesses..., page 8
7.	If any specific regulation has presented a material difficulty to your business, please identify the regulation and discuss the situation. It may be appropriate to place this disclosure in a separate risk factor.

The Company does not believe any specific regulation has presented a material difficulty to the Company’s business. The Company has amended the Registration Statement in response to comments five and eight, disclosing prospective risks in connection with state regulation of policy pricing and regulatory investigations and the possibility of new regulation resulting from these investigations. A separate risk factor also discusses potential risks in connection with state regulation of dividend payments by the Company’s subsidiaries.

8.	Please discuss the investigations of the California Department of Insurance and National Association of Insurance Commissioners in a separate risk factor. Also, explain in more detail the subject matter of these investigations. For example, which “reinsurance practices” are being investigated?

The Registration Statement has been amended to reflect the Staff’s comment on page 8 of Amendment No. 1.

Gregory S. Belliston
August 17, 2005

If the rating agencies further downgrade our company..., page 8
9.	Please state how many ratings each of the five rating agencies have, and state where your ratings rank in these totals.

The Registration Statement has been amended to reflect the Staff’s comment on page 9 of Amendment No. 1.
The Distribution, page 13
10.	Please state that Fidelity National Financial, Inc. is both a selling shareholder and an underwriter in this transaction and provide the required selling shareholder disclosure.

Section 2(a)(11) of the Securities Act of 1933 (the “Securities Act”) defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking....” As disclosed in the Registration Statement, the Company is currently a wholly-owned subsidiary of FNF and the distribution of the shares of common stock will be made pro rata to all current holders of FNF common stock.

The Company believes that the Division of Corporation Finance Staff Legal Bulletin No. 4 provides authority for the proposition that FNF will not be an underwriter in this distribution. In Staff Legal Bulletin No. 4, the Staff set forth five criteria for determining whether a distribution by a parent company of shares of a subsidiary to the parent company’s shareholders constitutes a “sale” requiring registration under the Securities Act. If the five criteria are met, then the spin-off is not a “sale” and is not required to be registered. The five criteria and their application to the distribution are as follows:
•	The parent shareholders do not provide consideration for the shares distributed in the spin-off. FNF shareholders will not be paying any consideration in connection with the distribution of common shares of the Company.

•	The spin-off is pro-rata to the parent shareholders. FNF is distributing shares on a pro rata basis to the holders of FNF’s common stock. Each holder of FNF’s common stock will receive .175 shares of Fidelity National Title Group’s Class A Common Stock.

•	The parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets. FNF is a reporting person under the Securities Exchange Act of 1934, as amended, and files annual, quarterly and periodic reports, proxy statements and other information with the SEC.

Gregory S. Belliston
August 17, 2005

Information regarding the title insurance subsidiaries that are held by the Company is included in these reports.

•	The parent has a valid business purpose for the spin-off. The Registration Statement sets forth several valid business purposes for the distribution, including: (i) enhancing the ability of the financial markets to evaluate the individual operations of the title business; (ii) allowing investors who prefer title company operations to that of the broader operations of FNF to own an investment directly in FNT; and (iii) separating incentive compensation plans for key employees to provide incentives that are more directly related to the performance of the title insurance business.

•	If the parent spins-off “restricted securities,” it has held those securities for at least two years. According to Staff Legal Bulletin No. 4, the two-year holding period position required to help determine the parent is not an underwriter when spinning-off “restricted securities” is not required where the parent has formed the subsidiary being spun-off. FNF formed Fidelity National Title Group for the purpose of being the public holding company for its title insurance businesses. Moreover, FNF has held substantially all of the subsidiaries of FNT for more than two years.
Since the distribution described in the Registration Statement meets all the criteria under Staff Legal Bulletin No. 4, the Company believes FNF is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act or a selling stockholder.
The Company recognized prior to filing its registration statement that the Staff might not agree with its analysis that the Staff Legal Bulletin No. 4 requirements are met, so to avoid any potential disagreements with the Staff, the Company decided to file on a Form S-1. If the Staff agrees with the Company’s analysis that FNF is not an underwriter and the distribution by FNF meets the criteria under Staff Legal Bulletin No. 4, the Company would prefer to withdraw the Form S-1 and re-file on a Form 10. If the Staff does not agree, however, the Company strongly prefers to retain the ability to take the position in the future that it is not an underwriter, which could be foreclosed if it were required to include the requested disclosure.
Furthermore, the Company has reviewed other spin-off transactions on Form S-1 and has not found the requested language in any of those transactions. See for example, National Patent Development Corporation, Form S-1 filed August 26, 2004, File No. 333-118568; TRW Automotive, Inc., Form S-1 filed August 20, 2002, File No. 333-89778; and MagnaCash, Inc., Form S-1/A filed September 13, 2000, File No. 333-43108.
The information required by Item 507 of Regulation S-K can be found on page 82 of the Registration Statement under the heading “Ownership of Common Stock.”

Gregory S. Belliston
August 17, 2005

No Fractional Shares, page 14
11.	Please disclose the approximate per share value that will be used to determine the cash payment made in connection with the fractional shares.

The Registration Statement has been amended to address the Staff’s comment on page 14 of Amendment No. 1. The disclosure has been revised to include additional information about the sale of the fractional shares (which disclosure is consistent with the requirements for non-registered sales of fractional shares as set forth in Staff Legal Bulletin No. 4).
Forward-Looking Statements, page 15
12.	The second and third paragraphs of this section seem to suggest the Risk Factors section is incomplete. The Risk Factors section should include all risks you believe are material, and it is inappropriate to refer in the Risk Factors section or in any other part of your document to risks that are not material. Please revise or delete the second and third paragraphs of the Forward-Looking Statements section so they are consistent with this policy.

The Registration Statement has been amended to reflect the Staff’s comment on page 15 of Amendment No. 1.
Dividend Policy, page 15
13.	Describe briefly the regulatory restrictions on your ability to pay dividends.

The Registration Statement has been amended to reflect the Staff’s comment on page 15 of Amendment No. 1.
Selected Historical Financial Information, page 17
14.	Your current presentation that includes labeling each column as unaudited creates the impression that the columns not marked as such have been audited. Please clarify for us whether the auditors performed an audit in compliance with SAS 42 of this information or revise the presentation accordingly.

The auditors have not performed a SAS 42 audit on the selected financial data, but the 2004, 2003 and 2002 data were derived from audited data as noted to the lead-in of the table. The Company has removed the labeling from the columns to remove the impression that any of the information presented was subject to a SAS 42 audit.

Gregory S. Belliston
August 17, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 22
15.	Please file as an exhibit the agreement underlying your acquisition of Service Link. See Item 601(b)(2) and (b)(10)(ii)(C) of Regulation S-K. Also, provide us with your analysis of the applicability of Item 3-05 of Regulation S-X with respect to the acquisition of Service Link.

The analysis with respect to the non-applicability of Item 3-05 is as follows: FNT’s investment of $110 million is 2.2% of FNT’s total assets as of December 31, 2004; Service Link’s assets of $19.1 million was 0.4% of FNT’s total assets as of December 31, 2004; and Service Link’s pretax income was 0.7% of FNT’s pretax income for 2004. Since none of these measurements exceeds 20%, there is no requirement to include the financial statements of Service Link LLC in this filing. The Company views the contract to purchase Service Link as being a contract not made in the ordinary course of business which is not material to the Company. Therefore, under Item 601(b)(10)(i) of Regulation S-K, the contract does not need to be filed. Furthermore, even if considered to be a contract made in the ordinary course, the Company believes, based on the financial analysis above, that this contract is “immaterial in amount and significance” and need not be filed under Item 601(b)(10)(ii). Finally, under Item 601(b)(10)(ii)(C) of Regulation S-K, Service Link’s fixed assets represented 5.1% of the Company’s fixed assets as of June 30, 2005 on a consolidated basis. In light of the above factors, the Company also does not view the acquisition of Service Link to be a material plan of acquisition under Item 601(b)(2) of Regulation S-K.
Critical Accounting Policies, page 23
16.	We note that the discussion of the critical accounting policies appears to reiterate in some regards the information included in the notes to the financial statements. Please revise your critical accounting policies which we believe should be described as critical accounting “estimates” to disclose the uncertainties involved in applying each principle and discuss the variability that is reasonably likely to result from the application. For each estimate identified, ensure that you have analyzed and disclosed to the extent possible the following factors:
a.	How management arrived at the estimate;

b.	How accurate management’s estimate/assumption has been in the past;

c.	Whether the estimate/assumption is reasonably likely to change in the future; and

d.	Evaluate the sensitivity to change of critical accounting policies.

Gregory S. Belliston
August 17, 2005

Refer to Release 33-8350.
The Registration Statement has been amended to reflect the Staff’s comments on pages 23 through 27 of Amendment No. 1.
Reserve for Claim Losses, page 23
17.	We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for claim losses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.
a.	Please disclose the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.

b.	Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

c.	If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:
1.	Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.

2.	Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.

3.	Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

Gregory S. Belliston
August 17, 2005

d.	Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.

The Registration Statement has been amended to reflect the Staff’s comments on pages 23 through 25 of Amendment No. 1.
Comparisons of Three Months Ended March 31, 2005 and 2004, page 24
Results of Operations, page 24
18.	Please provide a better discussion of what the metrics “Orders opened by direct title operations” and “Orders closed by direct title operations” represent. Include how the amounts disclosed for each impact operations in the current period.

The Registration Statement has been amended to reflect the Staff’s comments on page 27 of Amendment No. 1.
Liquidity and Capital Resources, page 31
Cash requirements, page 31
19.	We note that most of your liquidity discussion appears to be from the holding company perspective. Please revise your MD&A to address this information at the operating subsidiary level. Specifically include a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. Specifically address your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

The Registration Statement has been amended to reflect the Staff’s comments on page 34 of Amendment No. 1.

20.	On page 3, you state that you are currently upgrading your operating system to improve ordering and delivery. If this will result in material capital expenditures, state the amount of those expenditures here.

The costs associated with the upgrade of the Company’s operating system have already been incurred and did not in the view of the Company require any material capital expenditures. No future material capital expenditures are anticipated in connection with the upgrade in the view of the Company.

Gregory S. Belliston
August 17, 2005

Contractual Obligations, page 32
21.	Please revise your presentation of the “Title claim reserve” to be included in the contractual obligation table with your other obligations.

The Registration Statement has been amended to reflect the Staff’s comment on page 35 of Amendment No. 1.

22.	Elsewhere in the filing, you disclose the estimated payments relating to pension and postretirement plans. As these payments represent future obligations of the Company, we believe the inclusion of estimated pension and postretirement payments in the contractual obligations table or a related footnote disclosure will provide investors increased transparency of your cash flow. Based on the above factors, please revise your contractual obligations table to include these payments or supplement the table with additional information that will assist the investor with understanding the Company’s cash requirements. Lastly, consider the need to incorporate a discussion to describe any known trends and uncertainties related to your pension plan that will likely result in a material change in your results of operations, financial condition, or your liquidity.

The Company has added the projected future cash flows relating to its pension and postretirement plans to the table on page 35. The pension plan and postretirements plans were inherited by the Company in its acquisition of Chicago Title in 2000 and the pension plan has been frozen and the postretirement medical plan is only available to a small group of “grandfathered” employees. The amounts of the unfunded benefit obligations relating to these plans combined are less than 4% of total liabilities and less than 2% of total assets, and thus the Company does not believe any additional disclosure related to these plans is necessary.
Business
Competitive Strengths, page 37
23.	Please disclose what your operating margins are, and explain the basis for your belief that they are among the best in the industry.

The Company determines operating margins by dividing net income from title insurance operations by gross revenues from title insurance operations. Either under this formulation or under other similar formulations for calculating operating margins, the Company’s operating margins are substantially higher than the Company’s primary competitors. Under the above formulation, the operating margins for revenues from title insurance for the Company and its primary competitors for the year ended December 31, 2004 would be:
•	14.30% operating margin for the Company;

Gregory S. Belliston
August 17, 2005

•	6.54% operating margin for The First American Corporation;

•	6.69% operating margin for LandAmerica Financial Group, Inc.;

•	6.15% operating margin for Stewart Information Services Corporation; and

•	5.95% operating margin for Old Republic International Corporation.
However, the statement that the Company’s operating margins are among the best in the industry is informing investors of the Company’s position among its primary competitors and is not meant to provide a specific benchmark as to prospective operating margins. Given there are multiple means to calculate operating margins and that the Registration Statement simply states that the Company’s operating margins are “among the best in the industry,” the Company believes that disclosing specific operating margins is not necessary.
Reinsurance and Coinsurance, page 41
24.	We note you reinsure certain risks, and you assume reinsurance for other title insurers.
•	Please disclose the amount of premiums earned from your customers, as opposed to other title insurers for whom you assume reinsurance, during the past two years, and state how much of these premiums you passed along to reinsurers.

•	Identify your principal reinsurers, and state how much of your premiums you ceded to each one.

•	Disclose the percentage of your risk that you currently reinsure.

•	Please disclose the amount of revenues you earned by assuming reinsurance for other title insurers during the past two years.

•	Please file as exhibits the written agreements with your principal reinsurers and with the companies for whom you assume reinsurance, and discuss the material terms of the agreements in the body of your filing. These terms would include the type of policies to which the agreements apply, both parties’ financial obligations under the agreements, expiration date and termination provisions, and any other material rights and obligations of the parties.

Gregory S. Belliston
August 17, 2005

	2004	2003
Premiums earned directly from Customers (in thousands)	$4,723,498	$4,702,343
Premiums from other title insurers (in thousands)	2,267	1,924
Premiums ceded to reinsurers (in thousands)	(7,548)	(3,518)

Net premiums (in thousands)	$4,718,217	4,700,750

Since the amounts earned from other title insurers and the amounts reinsured are clearly immaterial to the Company’s business, the Company will revise its disclosure to state as such and does not believe any further disclosure is necessary.
Legal Proceedings, page 45
25.	Please explain in more detail the allegations in the class action suit in California.

The Registration Statement has been amended to reflect the Staff’s comment on pages 47 through 49 of Amendment No. 1.

26.	For every lawsuit discussed in this section, please state the amount of potential damages or, if you have settled, the amount you agreed to pay.

The amount of potential damages in the disclosed litigation is not “reasonably estimable” and therefore has not been disclosed. Consistent with FAS 5, the Company has revised the disclosure to note the difficulties and complicated legal and factual issues that make determining an estimate of the amount or range of loss unreasonable. Under Financial Accounting Standards No. 5, an estimated loss from a loss contingency is only required where the loss is both probable and can be reasonably estimated. Since meaningful estimates of the amount or range of loss are not possible, the Company has revised the disclosure to indicate the reasons why estimates are not available.

Further, the Company does not believe that including information about the amount of damages demanded in each complaint would be meaningful to investors, and in fact including such amounts could be misleading, for a number of reasons. Frequently plaintiffs make no attempt to claim damages that bear any real relation to the actual damages they will seek to prove or that could result from the case. Oftentimes damages are stated at a level that brings the case within the jurisdiction of a particular court, to avoid a court plaintiffs believe to be less advantageous. Further, purported plaintiff classes are often ill-defined, making it impossible to tell how many total claims are being made. Finally, FAS 5 does not require the amount of damages sought to be disclosed. The Company has, however, modified the disclosure to ensure that the types of damages sought have been described.

Gregory S. Belliston
August 17, 2005

Several lawsuits that were previously disclosed by the Company were settled for amounts that were not material and are therefore no longer included in the disclosure.
Regulation, page 47
27.	Please state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section. Also, describe any incidence of noncompliance over the past three years.

The Registration Statement has been amended to reflect the Staff’s comment on page 51 of Amendment No. 1. The company has also retained language regarding compliance with specific laws, rules and regulations at the end of specific paragraphs that were included in the original filing of the Registration Statement (e.g., at the end of the paragraph on page 50 that discusses maintaining certain levels of minimum capital and surplus).
Management, page 51
28.	It appears Mr. Foley is the only director who has been selected as of now, as the other individuals are labeled as various types of officers. Please explain when and how you will select your initial directors.

The members of the Board of Directors of FNT were announced on July 27, 2005 and the Registration Statement has been updated to reflect these directors of FNT on pages 53 of Amendment No. 1.
Shares of FNF Common Stock, page 55
29.	The table includes everyone you have identified on page 51 as an officer or director except for Mr. Foley, yet the total shares held by officers and directors is much higher than the sum of the amounts held by each individual officer/director. Please explain or reconcile this difference.

The Registration Statement has been amended to reflect the Staff’s comment on page 58 of Amendment No. 1.
FNF Corporate Services Agreements, page 66
30.	Please disclose the payment terms and durations of the corporate services agreements. Also, for each, disclose the amount you will receive and pay to FNF. Provide similar disclosure regarding the FIS corporate services agreement discussed on pages 69 — 70.

The Registration Statement has been amended to reflect the Staff’s comment on pages 68 and 69 of Amendment No. 1.

Gregory S. Belliston
August 17, 2005

31.	We note that you have yet to file any of these agreements and we have not had the benefit of reviewing them. However, please ensure that all of the disclosure required by Item 404 of Regulation S-K is disclosed concerning these contracts.

This disclosure should be more comprehensive and detailed than the disclosure describing arms-length contracts. Also, additional information will have to be disclosed. For example, as to any transaction involving the purchase or sale of assets by or to FNT, otherwise than in the ordinary course of business, state the cost of the assets to the purchaser and, if acquired by the seller within two years prior to the transaction, the cost thereof to the seller. Indicate the principle followed in determining the registrant’s purchase or sale price and the name of the person making such determination. This disclosure must be provided for each such transaction. See Instruction 5 of Item 404(a) of Regulation S-K. We note the intellectual property agreement in particular.

The Registration Statement has been amended to reflect the Staff’s comment on pages 65 through 82 of Amendment No. 1. As stated on page 73, there will be no cash payment required under the Intellectual Property Cross License Agreement.
New Notes Payable to FNF, page 67
32.	Please file the notes as exhibits.

The Company notes the Staff’s comments and will attach the new notes as exhibits prior to effectiveness. The Company understands that the Staff will need time to examine them prior to effectiveness and may have additional comments.
Employee Matters Agreement, page 68
33.	Please describe the terms of this agreement in more detail. For example, what responsibilities and liabilities will you have? What is the approximate amount you will be required to pay to the employee benefit plans or to reimburse to FNF?

The Registration Statement has been amended to reflect the Staff’s comment on pages 71 and 72 of Amendment No. 1.
Intellectual Property Cross License Agreement, page 69
34.	Please describe the terms of this agreement in more detail. Discuss any payments you will make or receive, identify the subjects of the licenses, state the duration and termination provisions, and describe any other material terms of the agreement.

The Registration Statement has been amended to reflect the Staff’s comment on page 73 of Amendment No. 1.

Gregory S. Belliston
August 17, 2005

Lease Agreement, page 71
35.	Please disclose the amount you will be required to pay for the lease. Also, disclose the payment terms and amount for the Master Information Technology Services Agreement.

The Registration Statement has been amended to reflect the Staff’s comment on page 76 of Amendment No. 1.
Certain Relationships and Related Transactions, page 73
36.	Please disclose the amount paid or received pursuant to every agreement discussed in this section. Also, please ensure that every agreement discussed in this section is filed as an exhibit.

The Registration Statement has been amended to reflect the Staff’s comment on pages 78 through 82 of Amendment No. 1. Every agreement discussed will be filed prior to effectiveness.
Common Stock, page 77
37.	Please disclose whether the Class B Common Stock has cumulative voting rights.

The Registration Statement has been amended to reflect the Staff’s comment on page 82 of Amendment No. 1.
Provisions of our Certificate of Incorporation Relating to Corporate Opportunities, page 80
38.	Please compare and contrast your officers’ and directors’ fiduciary duties as defined by your certificate of incorporation with those defined by state law. Disclose, if true, that state law will override your certificate of incorporation in the event of a conflict. If any statute, regulation, or case law addresses situations in which officers and directors work for two affiliated companies, discuss these laws. We may have further comments.

The Registration Statement has been amended to reflect the Staff’s comment on pages 85 and 86 of Amendment No. 1.
United States Federal Income Tax Considerations, page 81
39.	We note the tax opinion addresses the “principal United States federal income tax consequences” of the transaction. Please replace the word “principal” with “material,” and revise the opinion as necessary so that it discusses all material tax consequences of the transaction.

Gregory S. Belliston
August 17, 2005

The Registration Statement has been amended to reflect the Staff’s comment on page 87 of Amendment No. 1.

40.	Please delete the first sentence of the third full paragraph on page 82, which reads, “This summary is for general information purposes only and is not intended to be, and should not be construed to be, legal or tax advice to any particular shareholder.” Also, delete the first sentence of the legend constituting the fourth full paragraph on page 84.

The Company believes that deleting the statements on pages 87 through 90 indicating the summary tax disclosure is for general information purposes and does not constitute advice to any particular shareholder would present an inaccurate picture. These statements are intended to be read in conjunction with the accompanying statement in the disclosure that shareholders consult their own tax counsel to determine the tax consequences of the distribution in their particular circumstances. If the sentences were deleted as requested, the focus on the general nature of the tax summary would be lost and the recommendation that shareholders seek advice on this transaction from a qualified tax adviser, who would take into account the shareholder’s own individual circumstances, could be diluted. In addition, the Company is not in a position to render legal or tax advice to its shareholders, and the summary should state that it does not constitute such advice. Finally, this language is standard with other similar tax summaries in recent spin-offs. See for example, MagnaCash, Inc., Form S-1/A filed September 13, 2000, File No. 333-43108 and SFX Entertainment, Inc., Form S-1/A filed February 11, 1998, File No. 333-43287.
Financial Statements – December 31, 2004
Combined Statements of Equity and Comprehensive Earnings, page F-5
41.	Based on your current presentation it appears that the operations of the company are not a separate legal entity within FNF. Please include in your notes a discussion of the current capital structure as well as a discussion of what the capital structure will be like after the distribution of your shares including disclosing the debt issuances and dividends to FNF that will take place prior to the distribution. Also provide to us any consideration given to the presentation of earnings per share based on the new capital structure that will be in place at the time of the distribution.

The Company has revised its disclosure in Note A to the Combined Financial Statements on pages F-7, F-8, F-39 and F-40 of Amendment No. 1. Regarding the presentation of earnings per share, the Company will amend the filing when the various transactions and approvals have occurred which will allow the combined entities to be contributed to the holding company and the capital structure of that holding company to be finalized.

Gregory S. Belliston
August 17, 2005

Combined Statements of Cash Flows, page F-6
42.	Please provide to us a discussion of how you determined that the current presentation related to the secured trust deposits is appropriate. Specifically include a discussion of the appropriateness of recognizing these assets within your financial statements in addition to the cash flow presentation. Include references to any specific paragraphs within the authoritative literature upon which you relied in this determination.

In the State of Illinois, a trust company is permitted to commingle and invest customers’ deposits with those of the Company, pending completion of real estate transactions. Accordingly, the Company’s Combined Balance Sheets reflect a “secured trust deposit liability” for the amount owed to customers as of each balance sheet date. The Company’s practice of commingling consists of combining the customers’ deposits into designated fiduciary cash accounts. Amounts are subsequently distributed to other general corporate cash accounts and used for various corporate purposes including, but not limited to, general corporate expenditures and investment in long-term and short-term securities. In accordance with the requirements of the State of Illinois, the Company must compare the balances in its fiduciary cash accounts with the balance in its “secured trust deposit liability” account, and determine the amount of additional corporate assets that it must designate as “pledged” to collateralize the “secured trust liability”. The Company can pledge any securities that it holds so long as they are of a class in which corporate fiduciaries are authorized to invest under the rules of the State of Illinois. At each balance sheet date, the Company pledges an amount of cash and securities in excess of the total amount of monies in all fiduciary accounts in order to ensure that there are always sufficient pledged assets to cover the secured trust deposit liability.

For purposes of presentation on the statement of cash flows the period over period change in pledged cash and such investments is recorded as an operating item in its cash flow statement. The Company believes that this presentation is appropriate and consistent with the commingling of such assets for operational needs and the related restriction of these assets for general investment purposes and/or activities.
A. Summary of Significant Accounting Policies, page F-7
Description of Business, page F-7
43.	You make the statement in the last sentence of this section that you operate your business as one segment. We note in other portions of the document that it appears that you segregate your revenues between several product types including residential, commercial, refinance, new sales, etc. Please revise your notes to include the revenues generated by these various product types. Refer to paragraph 37 of SFAS 131.

Gregory S. Belliston
August 17, 2005

Paragraph 37 of SFAS 131 states that, “An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”
While the Company considers industry statistics and trends as captured by the Mortgage Banker’s Association (“MBA”) and others in terms of refinance, resale and commercial real estate transactions, it does not capture its revenues to that level of detail which would allow it to separately report that information. The Company reviews certain key statistics as reported weekly by the MBA, including total loan originations, refinance loan originations, purchase index, refinance index, and the average 30-year fixed mortgage rate and the Company makes certain assumptions about its own results based upon that information. The Company’s results have historically trended consistently with those reported by the MBA. The Company is comfortable in making these assertions because it believes that its fee per file trends consistently with the MBA statistics in that it increases in higher sale and lower refinance environments and decreases when sales are lower and refinancing transactions are higher. In addition, the Company’s order levels fluctuate consistently with spikes in refinance business causing spikes in order levels which fall when refinancing transactions fall.
The Company has revised the document on pages F-7 and F-39 to provide additional disclosure on the impracticability of further segregating its revenue information.
Reinsurance, page F-13
44.	Please include the disclosure required by paragraphs 27 – 28 of SFAS 113 related to your reinsurance agreements.

See response to comment 24. The Company believes that its reinsurance agreements are immaterial to its business and thus does not see the need for further disclosure.
B. Acquisitions, pages F-14 – F-15
Acquisition of Micro General Corporation, page F-15
45.	Please tell us and revise your disclosure to state how you accounted for the acquisition of Micro General Corporation in the historical financial statements. Cite appropriate accounting literature as appropriate.

The Company has included the disclosure that appeared in FNF’s Form 10-K for the year ended December 31, 2002 in its response below, but believes that including this disclosure in its registration statement would not be useful because given the complicated, nature of the accounting involved, the smaller size of the transaction and the

Gregory S. Belliston
August 17, 2005

fact that Fidelity National Information Services, Inc. is not going to be a subsidiary of FNT, such disclosure would be confusing and is not particularly material to investors in the Company.
On April 30, 2002, FNIS, previously a majority owned subsidiary of FNF, announced a tender offer for all of the outstanding shares of Micro General, whereby each share of Micro General common stock would be exchanged for shares of FNIS common stock. On July 9, 2002, the tender offer and subsequent short form merger was completed and Micro General became a wholly-owned subsidiary of FNIS. FNIS issued approximately 12.9 million shares of common stock to Micro General stockholders to consummate the transaction. As of December 31, 2002, FNF, through a wholly-owned subsidiary of FNT, owned approximately 66.1% of the outstanding common stock of FNIS. In the Company’s Consolidated Financial Statements, this transaction is accounted for in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”) and FASB Technical Bulletin 85-5. Accordingly, FNIS’s acquisition of the minority stockholders’ interest in Micro General (the “noncontrolled equity interest”) was recognized by the Company as the acquisition of shares from a minority interest, which is accounted for by the purchase method under SFAS No. 141. FNIS’s acquisition of the Company’s interest in Micro General (the “controlled equity interest”) is not considered a business combination and, therefore, the Company recognized the related assets and liabilities transferred from the controlled equity interest in Micro General to FNIS at their historical carrying values. The market price per share of FNIS common stock that was issued to Micro General minority stockholders in this transaction exceeded the Company’s carrying amount per share of FNIS common stock, resulting in an increase of $98.7 million to the Company’s consolidated equity and an increase in net assets, the majority of which was goodwill.
H. Income Taxes, page F-20
46.	Please explain to us why your “Insurance reserve discounting” line items presented in the tables on pages F-20 and F-21 changed from a significant asset in the prior year to a significant liability in the current year.

The Company’s claims reserve for income tax purposes is principally based on statutory premium reserves as accounted for under statutory accounting principles (“SAP”), which are reported on its annual statement filings for insurance companies. These reserves are derived from a mechanical computation based on insurance premiums. These reserves are then amortized over a period of several years as required under the formulaic calculations of the state of domicile for each of the various insurance companies in Fidelity National Title Group, Inc.

The claims reserve as reported in the Company’s annual financial statements is the estimate of claims incurred to date plus its estimate of claims incurred but not reported based on actuarial methodologies. Thus, the reserve basis under generally accepted accounting principles and those used under SAP are substantially different. The titles in

Gregory S. Belliston
August 17, 2005

the footnote on F-21 and F-22 should more appropriately reflect “insurance reserve basis differences” and have been adjusted accordingly in the amended registration statement.
Over the last few years, the Company has experienced an increase in the volume of premiums written, which in turn has increased its claims reserves for tax purposes at a rate faster than its claims reserve for book purposes. Accordingly, the difference between the book and tax claims liability reserves has changed as a result and, in fact, the deferred tax balances have converted from a liability to asset position.
J. Commitments and Contingencies, pages F-22 – F-24
47.	We note your disclosure regarding several pending lawsuits. It is unclear whether or not the losses relating to these lawsuits are probable and estimable. For each pending lawsuit disclosed where a complaint has been filed against you, please provide us the information that should have been disclosed per paragraphs 9 and 10 of SFAS 5. The disclosure should include, at a minimum should include (sic.) what the other party in the lawsuit is seeking. To the extent settlements are material, include a discussion of those amounts as well.

See response to comment 26.
L. Employee Benefit Plans, page F-25
Stock Option Plans, page F-26
48.	In the first paragraph on page F-27 you make the statement that “other disclosures required by SFAS No. 123 have not been provided because the SFAS No. 123 pro forma expense disclosures were prepared based upon an allocation methodology that allocates to the Company expenses associated with portions of individual awards, rather than entire awards.” Please better explain to us what this means and why you feel that it precludes your ability to provide this information.

Compensation expense related to FNF stock awards has been allocated to the Company based upon the corporate allocation methodology. The Company has not provided certain disclosures required by Paragraphs 47 and 48 of SFAS No. 123, as amended by SFAS No. 148, primarily due to the fact that the compensation expense charged to the Company was based upon an allocation methodology and is not associated with entire individual awards which makes coming up with certain disclosures required by these paragraphs impractical. The Company does not believe that the amount of options outstanding, the various assumptions surrounding the calculations, and the information relating to options exercisable and their contractual lives to be relevant to FNT, as these awards are to be issued as stock of FNF and not of the Company. Also, the Company will not receive the proceeds or the tax benefits relating to these stock based awards. For this reason, the Company does not believe this disclosure will provide meaningful

Gregory S. Belliston
August 17, 2005

information to the reader regarding the potential dilution to the Company upon exercise of these awards.
Item 16. Exhibits and Financial Statement Schedules, page II-2
49.	We note several of your exhibits are not yet filed. Please be aware that once these exhibits are filed, we will need time to examine them prior to effectiveness, and we may have comments on them.

The Company respectfully acknowledges the Staff’s comment.
Supplemental Schedules, page II-4
50.	Please provide to us your analysis related to the decision to not include the information required by Schedule II as required by Rule 7-05 of Regulation S-X.

The Company did not provide Schedule II as required by Rule 7-05 of Regulation S-X due to the fact that during historical periods presented there was no parent company that held the ownership of these entities. The historical financial statements are combined financial statements and not consolidated financial statements. Once the holding company is in place and all the appropriate subsidiaries are included in the Company, the Company will include Schedule II as required.

     Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 424-8088.
Very truly yours,
/s/ Robert S. Rachofsky
Robert S. Rachofsky